Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Olympus Pacific Minerals Inc. (the “Company”)
Suite 500, 10 King Street East
Toronto, ON M5C 1C3
Telephone No.  416-572-2525

Item 2	Date of Material Change

State the date of the material change.

December 21, 2007

Item 3	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

A news release was disseminated on December 21, 2007 to The Toronto Stock Exchange as well as through various other approved public media and was filed on EDGAR and SEDAR and filed with the securities commissions of British Columbia, Alberta, Ontario and Quebec.

Item 4	Summary of Material Change(s)

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced that at the adjourned Special Meeting held on December 21, 2007, the shareholders did not ratify and approve the amended and restated shareholder rights plan agreement dated as of June 25, 2007 (the “Plan”) by the required vote; and, therefore, the Plan has terminated in accordance with its terms at the conclusion of the meeting.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company announced that at the adjourned Special Meeting (the “Meeting”) held on December 21, 2007, the shareholders did not ratify and approve the amended and restated shareholder rights plan agreement dated as of June 25, 2007 (the “Plan”) by the required vote; and, therefore, the Plan has terminated in accordance with its terms at the conclusion of the Meeting.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for that reliance.

Not applicable.

Item 7	Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

Not applicable.

Item 8	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

David Seton, Executive Chairman
Telephone:  416-572-2525

Item 9	Date of Report

January 23, 2008